UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On May 12, 2026, Arbe Robotics Ltd. (the “Company”) issued a press release announcing that it will hold host a live conference call on Thursday, May 28, 2026, at 8:30 a.m. Eastern Time to discuss the Company’s financial results for the first quarter of 2026. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Speakers will include Kobi Marenko, president, Ram Machness, chief executive officer and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10208504/103de50d058. Log-in instructions will be available upon registering for the event. Participants may register at any time, including up to and after the call start time. The live call may be accessed via telephone toll free in the United States at 1 (844) 481-3015, toll-free in Israel at 1-809-212373 and toll-free internationally at +1 (412) 317-1880. The call will be webcast live and accessible from https://event.choruscall.com/mediaframe/webcast.html?webcastid=ywDGGTq9 or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call can be accessed at Arbe’s Investor Relations website at: https://ir.arberobotics.com on the day following the call.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K (“report”) including Exhibit 99.1 contains, and the conference call described in this report will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the possible delisting of the Company’s ordinary shares from Nasdaq in the even the bid price of the Company’s ordinary shares remains below $1.00, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel, including the war with Iran and Hezbollah and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; \and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this report on Form 6-K or the press release furnished as Exhibit 99.1.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated May 12, 2026*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: May 12, 2026	By:	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

2